Exhibit 1

North American Palladium Reports Voting Results from

Special Meeting of Shareholders

Toronto, Ontario, March 28, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) released today the final voting results of its Special Meeting of Shareholders held on March 28, 2014 in Toronto, Ontario.

The following matters were voted on and approved by shareholders at the meeting:

•	The approval of the exercise of the warrants associated with the $32 million first tranche offering of convertible debentures (the “Series 1 Warrants”);
•	The approval of the second tranche offering of up to $43 million of convertible debentures and associated warrants; and
•	The approval of an alternative offering in the event that the second tranche offering is delayed or abandoned.

The expiry date of the Series 1 Warrants is March 28, 2017.

The formal Report on Voting Results with respect to all matters voted upon at the Special Meeting of Shareholders has been filed on SEDAR.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

John Vincic

Investor Relations Advisor

Telephone: 416-360-7374

Email: jvincic@nap.com